

SEC 07003291 SSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52608

MAR - 1 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/12/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISEROUTE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

194 NASSAU STREET
(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN P DEVITO (609) 430-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS BUNTING & DOUGHERTY, LLP
(Name – *if individual, state last, first, middle name*)

TWO PENN CENTER PLAZA, SUITE 820	PHILADELPHIA	PA	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID M. SCHECKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISEROUTE, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

TRACY G. LeBLON
Notary Public of New Jersey
My Commission Expires July 31, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BBD
BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS


MAR - 1 2007
213

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
Order Execution Services Holdings, Inc.

We have audited the statement of financial condition of ISERoute, LLC (a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ISERoute, LLC, as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 27, 2007

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	510,000
Other assets		235
Prepaid insurance		4,004
	$	514,239
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	3,002
Due to parent		1,368
Member's equity		509,869
	$	514,239

The accompanying notes are an integral part of this financial statement.

1. Organization

ISERoute, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company, which was an inactive broker-dealer, was purchased by Order Execution Services Holdings, Inc. on September 12, 2006, and thereafter commenced operations. The Company was formed under the Limited Liability Company laws of the State of New York. The Company is a single-purpose broker-dealer acting as the outbound router exchange facility of the International Securities Exchange ("ISE"). The Company is primarily engaged in providing optional routing services to ISE participants. These services include utilizing smart order router technology and order audit trail database processes that assist the ISE in satisfying its obligations under Regulation NMS. The Company is a member of the ISE. The Company has only had minimal trade activity as of December 31, 2006.

2. Significant Accounting Policies

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash balances, with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of $468,480, which was $463,480 in excess of its required net capital of $5,000.

4. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Related Party and Affiliated Transactions

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority owned subsidiaries, which include: ABS Brokerage Services LLC, Pro Securities LLC, Order Execution Services LLC, Princeton Financial Technology Group LLC, and OTR LLC.

The Company has an expense sharing arrangement with its Parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses are paid by the Parent and an affiliate and allocated to the Company. During the period, the Parent paid $1,368 of general and administrative expenses on behalf of the Company. At December 31, 2006, the Company had $1,368 of non-interest bearing loans payable to the Parent.

6. Commitments and Contingencies

The Company is party to an agreement with the International Securities Exchange (ISE) to provide outbound routing services. This agreement provides for the reimbursement of costs incurred by the Company to setup and operate the outbound router facility. Additionally, the agreement has a revenue sharing component which provides ISE with 50 percent of the net revenue earned. As of December 31, 2006, the Company has commenced only minimal trading activity and accordingly no amounts are due to or from ISE.


BBD
BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors,
Order Execution Services Holdings, Inc.

In planning and performing our audit of the financial statements of ISERoute, LLC, (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) (the Company) as of December 31, 2006 and for the period September 12, 2006 (date of acquisition) through December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 27, 2007

END